                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC File Number 33-93464
                                                        CUSIP Number 25-3579 AA4
                                                        ------------------------

(Check One):
  [   ]  Form 10-K and Form 10-KSB    [   ]  Form 11-K

  [   ]  Form 20-F    [X]  Form 10-Q and Form 10-QSB    [   ]  Form N-SAR

  For period ended:  September 30, 2000
                     ---------------------------------

  [   ]  Transition Report on Form 10-K and Form 10-KSB

  [   ]  Transition Report on Form 20-F

  [   ]  Transition Report on Form 11-K

  [   ]  Transition Report on Form 10-Q and Form 10-QSB

  [   ]  Transition Report on Form N-SAR

  For the transition period ended:
                                   ----------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


  -----------------------------------------------------------------------------

  -----------------------------------------------------------------------------

                                   Part I

                             REGISTRANT INFORMATION




  Full Name of Registrant   Dictaphone Corporation
                            ---------------------------------------------------

  Former Name if Applicable
                            ---------------------------------------------------

  Address of Principal Executive Office
 (Street and Number)                      3191 Broadbridge Avenue
                     ----------------------------------------------------------

  City, State and Zip Code            Stratford, Connecticut 06614
                           ----------------------------------------------------

                                    Part II
                            RULES 12B-25(B) AND (C)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    Part III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the management time and resources which have been diverted to the interim audit and pending restatement of financial statements of Lernout & Hauspie Speech Products N.V. ("L&H"), Dictaphone's parent corporation, as described in a Current Report on Form 8-K filed by L&H on November 9, 2000, Dictaphone and its accountant, KPMG Peat Marwick LLP ("KPMG"), have been unable to complete the work necessary to file Dictaphone's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 within the prescribed time period. These reasons could not be eliminated without unreasonable effort or expense.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Daniel P. Hart, General Counsel           203            381-7000
     -------------------------------------------------------------------------
               (Name)                      (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                Yes [X]    No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                Yes [X]    No [ ]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Dictaphone anticipates that it will report a net loss of approximately $41.7 million for the quarter ended September 30, 2000, as opposed to net income of $0.9 million for the quarter ended September 30, 1999. This loss is due to a decline in revenue and an overall increase in expenses. The decline in revenue (to $59.0 million in the third quarter of 2000 from $95.9 million for the third quarter of 1999) is primarily attributable to three factors: the adoption on May 1, 2000 of the business practices and revenue recognition assumptions and estimates used by L&H, the absence of Contract Manufacturing revenue consistent with the decision to dispose of Manufacturing Operations (which represented $10.8 million), and lower revenue due to the impact of the acquisition of Dictaphone by L&H (the "Acquisition") on Dictaphone's organizational structure and product development process caused by management's focus on incorporating new L&H technology into Dictaphone's products. Selling and administrative expenses increased due to higher amortization expense associated with goodwill from the Acquisition ($22.1 million), higher C.R.S. selling expense and corporate administrative expense. Research and development expenses also increased reflecting increased staffing and compensation consistent with major project development efforts.


                             Dictaphone Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2000          By:   /s/ George M. Carpenter
                                       ---------------------------------
                                       Name:  George M. Carpenter
                                       Title: Assistant Secretary